June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Anna Abramson

Re:	Borqs Technologies, Inc.
Registration Statement on Form F-1
File No. 333-257228
Filed June 21, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Borqs Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Friday, June 25, 2021, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP, by calling Avital Perlman at 212-930-9700.

Very truly yours,

/s/ Anthony Chan
Anthony Chan Chief Financial Officer